UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

                       COLORADO WYOMING RESERVE COMPANY
                               (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   628652109
                                (CUSIP Number)

           Kim M. Fuerst                           With copies to:
            President and                    Patricia M. Merrick,  Esq.
      Chief Executive Officer                Davis, Graham & Stubbs LLP
c/o Trinity Petroleum Management, LLC        370 17th Street, Suite 4700
      1801 Broadway, Suite 600                 Denver, Colorado  80202
          Denver, CO 80202                         (303) 892-9400
           (303) 296-1908


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               FEBRUARY 6, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

CUSIP No. 628652109                SCHEDULE 13D              Page 2 of 5 Pages



  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Faisal Chaudhary

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  /   /

                                                          (b)  /   /

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

        Not Applicable - (See Items 3 and 4)

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                    /   /

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY          612,500 (See Item 5.)
    OWNED BY
      EACH        8   SHARED VOTING POWER
   REPORTING
     PERSON       9   SOLE DISPOSITIVE POWER
      WITH
                        612,500 (See Item 5.)

                 10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        612,500 (See Item 5.)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   /   /

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 21%, based upon 2,417,694 shares of Common Stock outstanding as of the date hereof.

 14  TYPE OF REPORTING PERSON*

        IN

Colorado Wyoming Reserve Company                               Page 3 of 5 Pages
Amendment No. 1 to SCHEDULE 13D                                February 12, 1998


ITEM 1      SECURITY AND ISSUER.

            Shares of Common Stock, par value $.01 per share (the "Shares") of:

            Colorado Wyoming Reserve Company
            c/o Trinity Petroleum Management Company, LLC
            1801 Broadway, Suite 600
            Denver, Colorado 80202
            (303) 296-7908

            The names and addresses of the principal executive officers of the Company are as follows:

   NAME                       TITLE                         ADDRESS

Kim M. Fuerst           President, Treasurer,         1801 Broadway, Ste 600
                        CEO & CFO                     Denver, CO 80202

Faisal Chaudhary        Secretary                     151 Toby Lane
                                                      Anaheim Hills, CA 92807


ITEM 2      IDENTITY AND BACKGROUND.

     (a)  Faisal Chaudhary

     (b)  151 Toby Lane, Anaheim Hills, California 92807

     (c)  Secretary and Director of Issuer.

     (d) Mr. Chaudhary has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Chaudhary has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Amendment to Schedule 13D is being filed to report a material decrease in Mr. Chaudhary's equity position in the Company as a result of a reverse triangular merger between the Company and Shoreline Resource Company, Inc. (a privately-held Colorado corporation) ("Shorco"), CWSub, Inc.


                             Page 3 of 5 pages

Colorado Wyoming Reserve Company                               Page 4 of 5 Pages
Amendment No. 1 to SCHEDULE 13D                                February 12, 1998


(a wholly-owned subsidiary of the Company, incorporated in the state of Colorado) and the shareholders of Shorco, effective as of June 6, 1998 (the "Merger"). Mr. Chaudhary's percentage ownership decreased from approximately 30% to approximately 21% of the Company's Common Stock as a result of the share exchange ratio set forth in the Agreement and Plan of Merger, dated as of February 6, 1998 (the "Merger Agreement"), between the aforementioned parties and the Company. The Merger consideration consisted of the issuance of 797,618 shares of the Company's Common Stock in exchange for all of the issued and outstanding shares of common stock of Shorco held by the Shorco Shareholders prior to the Merger.

ITEM 4      PURPOSE OF TRANSACTION.

     Mr. Chaudhary's equity ownership in the Company decreased from approximately 30% to approximately 21% due to the Merger. Pursuant to the terms of the Merger Agreement, CWSub, Inc. was merged with and into Shorco, with Shorco surviving the Merger and becoming a wholly-owned subsidiary of the Company. According to the share exchange ratio in the Merger Agreement, (i) all of the issued and outstanding shares of common stock of CWSub, Inc. held by the Company were canceled; and (ii) each share of common stock of Shorco issued and outstanding immediately prior to the closing of the Merger was converted at the closing into the right to receive 79.7618 shares of the Company's Common Stock.

     The Merger Agreement also provided that, at the Merger Effective Time, as defined in the Merger Agreement, the membership on the board of directors of the Company would be increased from three to five, and F. Robert Tiddens and John F. Greene (former shareholders of Shorco) would be appointed to fill such vacancies.

ITEM 5      INTEREST IN SECURITIES OF THE ISSUER.

   (a) - (b) Mr. Chaudhary beneficially owns 612,500 Shares, which includes stock options to purchase 500,000 Shares, presently exercisable at $1.00 per Share. Mr. Chaudhary's beneficial ownership represents approximately 21% of the Company's Shares. Mr. Chaudhary has sole voting and dispositive power over such Shares.

   (c) Mr. Chaudhary has not been involved in any Share transactions during the last sixty days.

   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

   (e) Mr. Chaudhary continues to be the beneficial owner of more than five percent of the Company's Shares.


                             Page 4 of 5 pages

Colorado Wyoming Reserve Company                               Page 5 of 5 Pages
Amendment No. 1 to SCHEDULE 13D                                February 12, 1998


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships between Mr. Chaudhary and any other person with respect to any securities of the Company other than an Option Agreement, dated October 18, 1996, between the Company and Mr.Chaudhary, for the purchase of 500,000 Shares at an exercise price of $1.00 per Share.


ITEM 7      MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A - Agreement and Plan of Merger dated February 6, 1998, between the Company, CWSub, Inc., Shoreline Resource Company, Inc. ("Shorco") and the shareholders of Shorco.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated February 12, 1998             /s/ Faisal Chaudhary
                                    ----------------------------------
                                    Faisal Chaudhary
                                    Secretary and Director



                             Page 5 of 5 pages